UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

SCHEDULE 13G/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

ReWalk Robotics Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 par value

(Title of Class of Securities)

M8216Q-10-1

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pontifax (Israel) II—Individual Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 73,472*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,472*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,472*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%**
12	TYPE OF REPORTING PERSON (See Instructions): PN

*See Item 4.
** Based on 12,222,583 ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares") of the issuer outstanding as of December 31, 2015, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pontifax (Israel) II, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 189,140*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 189,140*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,140*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%**
12	TYPE OF REPORTING PERSON (See Instructions): PN

*See Item 4.
** Based on 12,222,583 Ordinary Shares outstanding as of December 31, 2015, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pontifax (Cayman) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 251,404*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 251,404*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,404*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%**
12	TYPE OF REPORTING PERSON (See Instructions): PN

*See Item 4.
** Based on 12,222,583 Ordinary Shares outstanding as of December 31, 2015, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pontifax Management II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 514,016*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 514,016*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,016*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%**
12	TYPE OF REPORTING PERSON (See Instructions): PN

*See Item 4.
** Based on 12,222,583 Ordinary Shares outstanding as of December 31, 2015, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pontifax Management 2 G.P. (2007) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 514,016*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 514,016*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,016*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%**
12	TYPE OF REPORTING PERSON (See Instructions): CO

*See Item 4.
** Based on 12,222,583 Ordinary Shares outstanding as of December 31, 2015, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tomer Kariv
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 514,016*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 514,016*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,016*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%**
12	TYPE OF REPORTING PERSON (See Instructions): IN

*See Item 4.
** Based on 12,222,583 Ordinary Shares outstanding as of December 31, 2015, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ran Nussbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 514,016*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 514,016*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,016*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%**
12	TYPE OF REPORTING PERSON (See Instructions): IN

*See Item 4.
** Based on 12,222,583 Ordinary Shares outstanding as of December 31, 2015, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 9 of 12 Pages

Item 1.

1)	Name of Issuer:
ReWalk Robotics Ltd. (the "Company")

2)	Address of Issuer’s Principal Executive Offices:
3 Hatnufa Street, Floor 6
Yokneam Ilit  2069203, Israel

Item 2.

(a) - (c): The following are the (i) names of the reporting persons (each a "Reporting Person" and collectively, the “Reporting Persons”), (ii) place of organization, principal business, and address of the principal business office of each Reporting Person that is an entity, and (iii) citizenship and address of each Reporting Person who is a natural person:

1)
Pontifax (Cayman) II, L.P. ("Pontifax Cayman") is a limited partnership registered in the Cayman Islands. Pontifax Cayman's business address is c/o Pontifax Management 2 G.P. (2007) Ltd., 14 Shenkar Street, Beit Ofek, Herzeliya Pituach 46140, Israel.

2)
Pontifax (Israel) II, L.P. ("Pontifax (Israel) II, L.P.") is a limited partnership registered in Israel. Pontifax (Israel) II, L.P.'s business address is c/o Pontifax Management 2 G.P. (2007) Ltd., 14 Shenkar Street, Beit Ofek, Herzeliya Pituach 46140, Israel.

3)
Pontifax (Israel) II—Individual Investors, L.P. ("Pontifax (Israel) II – Individual Investors", and together with Pontifax Cayman and Pontifax (Israel) II, L.P., the "Pontifax Partnerships") is a limited partnership registered in Israel. Pontifax (Israel) II—Individual Investor’s business address is c/o Pontifax Management 2 G.P. (2007) Ltd., 14 Shenkar Street, Beit Ofek, Herzeliya Pituach 46140, Israel.

4)
Pontifax Management II L.P. (“Pontifax Management”) is a limited partnership registered in Israel. Pontifax Management’s business address is c/o Pontifax Management 2 G.P. (2007) Ltd., 14 Shenkar Street, Beit Ofek, Herzeliya Pituach 46140, Israel.

5)
Pontifax Management 2 G.P. (2007) Ltd. (“Pontifax Management GP”) is an Israeli company. Pontifax Management GP’s business address is c/o Pontifax Management 2 G.P. (2007) Ltd., 14 Shenkar Street, Beit Ofek, Herzeliya Pituach 46140, Israel.

6)	Tomer Kariv is an Israeli citizen. Mr. Kariv’s business address is c/o Pontifax Management 2 G.P. (2007) Ltd., 14 Shenkar Street, Beit Ofek, Herzeliya Pituach 46140, Israel.

7)
Ran Nussbaum is an Israeli citizen. Mr. Nussbaum’s business address is c/o Pontifax Management 2 G.P. (2007) Ltd., 14 Shenkar Street, Beit Ofek, Herzeliya Pituach 46140, Israel.

The Reporting Persons have entered into a joint filing agreement, filed as Exhibit 1 to the Schedule 13G filed on February 12, 2015, pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 10 of 12 Pages

(d)	Title of Class of Securities:

Ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares").

(e)	CUSIP Number:

M8216Q-10-1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

The aggregate number and percentage of Ordinary Shares beneficially owned by each Reporting Person, and, for each Reporting Person, the number of shares as to which there is sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in items 5-11 of the cover pages hereto and are incorporated by reference herein.

Pontifax Management is the general partner of the Pontifax Partnerships, and Pontifax Management GP is the general partner of Pontifax Management. Each of Tomer Kariv and Ran Nussbaum is a director of Pontifax Management GP and, as such, holds voting and/or dispositive power over the Ordinary Shares beneficially owned by the Pontifax Partnerships and may be deemed to share beneficial ownership of the Ordinary Shares beneficially owned by the Pontifax Partnerships. Each of Mr. Kariv and Mr. Nussbaum disclaims beneficial ownership of all Ordinary Shares beneficially owned by Pontifax Partnerships, except to the extent of his respective pecuniary interest therein.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 11 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2016

PONTIFAX (CAYMAN) II, L.P.

/s/ Tomer Kariv
By: Pontifax Management II L.P., general partner
By: Pontifax Management 2 G.P. (2007) Ltd., managing general partner
By: Tomer Kariv, director

PONTIFAX (ISRAEL) II, L.P.

/s/ Tomer Kariv
By: Pontifax Management II L.P., general partner
By: Pontifax Management 2 G.P. (2007) Ltd., managing general partner
By: Tomer Kariv, director

PONTIFAX (ISRAEL) II—INDIVIDUAL INVESTORS, L.P.

/s/ Tomer Kariv
By: Pontifax Management II L.P., general partner
By: Pontifax Management 2 G.P. (2007) Ltd., managing general partner
By: Tomer Kariv, director

PONTIFAX MANAGEMENT II L.P.

/s/ Tomer Kariv
By: Pontifax Management 2 G.P. (2007) Ltd., managing general partner
By: Tomer Kariv, director

PONTIFAX MANAGEMENT 2 G.P. (2007) LTD.

/s/ Tomer Kariv
By: Tomer Kariv, director

/s/ Tomer Kariv
Tomer Kariv

/s/ Ran Nussbaum Ran Nussbaum